SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 23, 2008

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a 12 under the Exchange Act (17 CFR 240.14a 12)

[ ] Pre commencement communications pursuant to Rule 14d 2(b) under the Exchange Act (17 CFR 240.14d 2(b))

[ ] Pre commencement communications pursuant to Rule 13e 4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 8.01. Other Events.

On December 23, 2008, we received notice from Elm Road Services, LLC (the "ERS") that it had received a letter from Bechtel Power Corporation ("Bechtel") containing Bechtel's formal claim for schedule and cost relief on the construction of the two 615 megawatt coal-fired generating units (the "Elm Road Units") being constructed in Oak Creek, Wisconsin. Bechtel is constructing the Elm Road Units under a Turnkey Engineering, Procurement and Construction Contract for Supercritical Pulverized Coal Fired Electric Generation Facility dated April 9, 2004 (the "Contract") with ERS, which is the project manager for the Elm Road Units. As reported previously, Bechtel had notified the owners of the Elm Road Units of its intention to submit a formal claim under the Contract for schedule and cost relief by year-end 2008.

MGE Energy, Inc. ("MGE Energy") owns, through MGE Power Elm Road, LLC, an 8.33% interest in each of the Elm Road Units, which it has leased to Madison Gas and Electric Company ("MGE") pursuant to separate facility lease agreements. These leases were authorized by order of the Public Service Commission of Wisconsin ("PSCW") in accordance with applicable provisions of Wisconsin law that authorized financing of new generation through facility leases. The PSCW order establishes a cap on the construction costs that may be passed through the lease agreements to MGE and its customers, through rates. Additional costs attributable to force majeure events, as defined in the leases, do not count against this cap, but are subject to PSCW review and determination that the costs were prudently incurred.

Bechtel has asserted two claims for cost and schedule relief in its letter to ERS:

- The first claim is based on the impact of severe weather and specified labor-related matters. It seeks compensation for additional costs of approximately $413 million, of which MGE Energy's share would be approximately $34.4 million, if the claim is successful in full. Although Bechtel has reserved the right to request future additional costs and schedule relief, the aggregate amount of the first claim includes $45 million of projected future costs in addition to those already incurred. Bechtel seeks cost and schedule relief for weather-related events, which it contends are force majeure events and changed local conditions under the Contract, consisting of extreme winds from September 2006 through April 2007, snowstorms from December 2007 through April 2008, and rain storms in June 2008. It also seeks cost and schedule relief based upon alleged changes in labor conditions, which it contends consisted of a significant shortage in the availability of craft labor, significant increases in competing projects, overtime and per diems allegedly necessary to attract labor, and alleged restrictions that a project labor agreement placed on Bechtel's ability to attract and retain craft labor.

- The second claim is based upon the alleged effects of ERS-directed changes and ERS-caused delays prior to the issuance of the full notice to proceed ("FNTP") in July 2005. It seeks compensation for additional costs of approximately $72 million, of which MGE Energy's share would be approximately $6 million, if the claim is successful in full. These changes and delays are alleged to consist of a delay in issuing certain limited notices to proceed, a delay in issuing the FNTP until the final resolution of litigation brought by opposition groups that challenged the Certificate of Public Convenience and Necessity for the Elm Road Units, the imposition of additional limits to third party cancellation charges that allegedly restricted Bechtel's ability to issue purchase orders, a reduction of the pre-FNTP monthly payments below the amounts required by the Contract, and a request by ERS to perform design studies and issue design changes during the pre-FNTP period.

Although ERS is in the process of analyzing the claims and its responses to them, it has stated its belief that both claims are without merit. It has also stated its view that the only circumstances and events for which the Elm Road Units owners currently retain price adjustment risk under the Contract are force majeure, wage escalation in excess of 4% annually as measured by published wage bulletins, delays caused by ERS, changes in scope or performance requested by ERS, and unforeseen sub-surface ground conditions. ERS has indicated its expectation that the claims will be resolved through the formal dispute resolution process provided for in the Contract, which involves an informal resolution process, followed by mediation and then binding arbitration. ERS has expressed its inability to predict the ultimate outcome of the Bechtel claims. As a result, we are unable to predict the results of these claims or their effect on the costs recoverable under the existing facility leases, in the event that the outcome of the claims should cause total construction costs of the Elm Road Units to exceed the amounts authorized in the PSCW order.

Bechtel continues to target an in-service date for Elm Road unit 1 three months beyond the guaranteed Contract date of September 29, 2009, and an in-service date for Elm Road unit 2 one month earlier than the guaranteed Contract date of September 29, 2010. However, Bechtel does request schedule relief that would result in six months of relief from liquidated damages beyond the guaranteed Contract date for unit 1 and three months of relief from liquidated damages beyond the guaranteed Contract date for unit 2.

Forward-Looking Statements

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future events, including the results of possible disputes and regulatory proceedings. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy and MGE caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include the uncertainties associated with the resolution of disputes and regulatory proceedings as well as those discussed under (i) Item 1A, "Risk Factors" Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" in MGE Energy's and MGE's Annual Report on Form 10-K for the year ended December 31, 2007, (ii) Part II, Item 1A, "Risk Factors" and Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in MGE Energy's and MGE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and (iii) other factors discussed in filings made by MGE Energy and MGE with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor MGE undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer
Date: December 29, 2008